FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Releases 2024 Annual ESG Report

Toronto, Ontario (August 26, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) has released its 2024 Environmental, Social, and Governance (ESG) Report, outlining the Company’s progress and performance across its operations, projects and offices in 2024.
“There are years that define an organization’s journey, and 2024 will be remembered as one of them. It was a year of meaningful growth and continued alignment with the values that make Alamos Gold a company we are proud to be part of,” said President & CEO John McCluskey. “This year’s report outlines how our values have continued to guide us. I’m proud of the strong, values-driven culture we’ve built - rooted in safety, responsibility, and collaboration - and of the talented people whose impact will sustain Alamos as a leading gold producer for years to come.”
The 2024 ESG Report is available at https://esg2024.alamosgold.com and highlights key achievements and initiatives, including:
•$1.5 million invested in local community initiatives, including donations, sponsorships, community programs and infrastructure;
•Zero significant environmental incidents, including no reportable tailings-related events;
•Strengthened partnerships with Indigenous communities in Canada, including partnering with Batchewana First Nation to construct a new 115-kilovolt transmission line;
•Over 100,000 hours of employee training delivered, a 17% increase over the previous year, with a focus on health, safety and emergency response;
•9% reduction in total Scope 3 greenhouse gas emissions;
•98% of procurement spent with in-country suppliers;
•Five consecutive years of compliance with the World Gold Council’s Responsible Gold Mining Principles (RGMPs).
This Report is guided by leading sustainability frameworks, including the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard, the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), and the Global Reporting Initiative (GRI) Standards – “Core” option. It focuses on the economic, environmental, social and governance topics of greatest relevance to Alamos and its stakeholders.
Since 2013, Alamos has published an annual sustainability report to provide transparency on its performance and commitments. In 2019, the Company rebranded the publication as an ESG Report to reflect the evolving depth of its disclosure and alignment with recognized global standards.

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and the Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Investor Contact

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

Media Contact

Rebecca Thompson
Vice President, Public Affairs
(416) 368-9932 x 5448
media@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
Cautionary Note
This News Release and Alamos’ 2024 ESG Report that is the subject matter of this News Release, contain forward-looking statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “inferred”, “schedule”, "estimate", "budget", “continue”, “potential”, “outlook”, “trending”, “plan”, “target” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could”, “would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Forward looking statements in this News Release may include statements and information as to the strategy, plans, expectations or future financial or operating performance of the Company. Cautionary Notes with respect to the forward-looking information contained in the 2024 ESG Report can be found in that report under “Cautionary Statements”.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown

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TRADING SYMBOL: TSX:AGI NYSE:AGI

factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new illnesses, diseases, epidemics and pandemics, and associated impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations); the duration of any regulatory responses to any widespread illnesses, diseases, epidemics or pandemics and government and the Company’s attempts to reduce their spread, which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates; the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company’s credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; risks associated with the startup of new mines; delays in or with the Phase 3+ Expansion Project at the Island Gold mine, construction of the 115kV transmission line and/or the Lynn Lake Gold Project; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards and accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change and other climate-related risks such as warm spells, cold spells, heavy precipitation, storms, wildfires, floods, drought, which may have an effect on mine permitting, operations, ore extraction, mine closure or impact on employee safety and the local environment; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this News Release and the 2024 ESG Report, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis each under the heading “Risk Factors”, available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors, and assumptions found in this News Release and the 2024 ESG Report.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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